UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: November 21, 2019

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

EXHIBIT 3.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-223824) FILED WITH THE SEC ON MARCH 21, 2018.

Item 1 – Information Contained in this Form 6-K Report

Attached to this Report on Form 6-K are (i) as Exhibit 3.1, a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation of Teekay Tankers Ltd., as amended, filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 21, 2019, to effect a one-for-eight reverse stock split of the Class A and Class B common shares of Teekay Tankers Ltd., and (ii) as Exhibit 99.1, a copy of a press release of Teekay Tankers Ltd., dated November 25, 2019.

Item 6 – Exhibits

The following exhibits are filed as part of this Report:

3.1	Articles of Amendment to the Amended and Restated Articles of Incorporation of Teekay Tankers Ltd., as amended, filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 21, 2019.

99.1	Press Release of Teekay Tankers Ltd., dated November 25, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 25, 2019	By:	/s/ Arthur Bensler
Arthur Bensler
Secretary